September 25, 2018

Daniel Herzog
Chief Financial Officer
Clearfield, Inc.
7050 Winnetka Avenue North, Suite 100
Brooklyn Park, MN 55428

       Re: Clearfield, Inc.
           Form 10-K
           Filed November 15, 2017
           File No. 000-16106

Dear Mr. Herzog:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications